Exhibit 99.2

KANZHUN LIMITED Announces Adoption of Annual Dividend Policy and Declaration of Cash Dividend

BEIJING, Aug. 20, 2025 -- KANZHUN LIMITED (“BOSS Zhipin” or the “Company”) (Nasdaq: BZ; HKEX: 2076), a leading online recruitment platform in China, today announced its board of directors (the “Board”) has approved an annual dividend policy (the “Dividend Policy”), pursuant to which the Board intends to declare and distribute a dividend each year in accordance with the memorandum and articles of association of the Company and applicable laws and regulations. Under the Dividend Policy, the determination to make dividend distributions and the amount of such distributions in any particular annual period will be made at the discretion of the Board upon review of the Company's operations and earnings, cash flow, financial condition and other relevant factors.

Under the Dividend Policy, the Board has approved an annual cash dividend (the “Dividend”) of US$0.084 per ordinary share, or US$0.168 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on October 8, 2025, Beijing Time and New York Time, respectively, payable in U.S. dollars. The ex-dividend date for holders of ordinary shares in Hong Kong will be October 6, 2025 and the ex-dividend date for holders of ADSs will be October 8, 2025. The aggregate amount of the Dividend to be paid will be approximately US$80 million, which will be funded by surplus cash on the Company’s balance sheet.

For holders of ordinary shares, in order to qualify for the Dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on October 8, 2025 (Beijing/Hong Kong Time). Dividend to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement. The payment date is expected to be on or around October 16, 2025 for holders of ordinary shares and on or around October 23, 2025 for holders of ADSs.

“We are pleased to declare this dividend policy as a token of appreciation to our shareholders for their continued support,” said Mr. Jonathan Peng Zhao, Founder, Chairman and Chief Executive Officer of the Company. “With a resilient business model, we are confident in the Company’s growth trajectory and its ability to deliver sustainable, long-term value. We will remain disciplined in executing our strategy to ensure our shareholders continue to benefit from the Company’s growth.”

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of The Stock Exchange of Hong Kong Limited, in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission and The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About KANZHUN LIMITED

KANZHUN LIMITED operates the leading online recruitment platform BOSS Zhipin in China. The Company connects job seekers and enterprise users in an efficient and seamless manner through its highly interactive mobile app, a transformative product that promotes two-way communication, focuses on intelligent recommendations, and creates new scenarios in the online recruiting process. Benefiting from its large and diverse user base, BOSS Zhipin has developed powerful network effects to deliver higher recruitment efficiency and drive rapid expansion.

For more information, please visit https://ir.zhipin.com.

For investor and media inquiries, please contact:

KANZHUN LIMITED
Investor Relations
Email: ir@kanzhun.com

PIACENTE FINANCIAL COMMUNICATIONS
Email: kanzhun@tpg-ir.com